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[redacted]

09056883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC

SEC FILE NUMBER
8- 52532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. GIORDANO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 Summer Street
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Osbaum 212-897-1694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FX 3/20

OATH OR AFFIRMATION

I, James Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. GIORDANO SECURITIES, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

AUDREY E. WEINBERGER
Notary Public, State of New York
No. 02WE6135335
Qualified in New York County
Commission Expires October 17, 20 09

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

J. GIORDANO SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

Reynolds & Rowella LLP

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member
J. Giordano Securities, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of J. Giordano Securities, LLC (a Delaware limited liability company) as of December 31, 2008, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Giordano Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages x and xi are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 23, 2009

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 *e-mail info@reynoldsrowella.com* *website: www.reynoldsrowella.com*

EXHIBIT A

J. GIORDANO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	63,628
Receivable from clearing broker		254,111
Securities owned, at market value		1,000
Property and equipment, net		56,280
Other receivables		22,412
Other assets		117,062
TOTAL ASSETS	$	514,493

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accrued expenses and other liabilities	$	72,526
Deferred rent		32,069
TOTAL LIABILITIES		104,595
MEMBER'S CAPITAL		409,898
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	514,493

See notes to financial statements.

EXHIBIT B

J. GIORDANO SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 1,240,392
Gains on principal transactions	274,343
Investment banking fees	245,000
Interest and dividends	15,365
Other income	248
TOTAL REVENUES	1,775,348
OPERATING EXPENSES	
Compensation and benefits	1,656,853
Floor brokerage, exchange, and clearance fees	169,852
Market data and communications	309,029
Office	46,705
Professional fees	98,237
Promotion and advertising	43,893
Interest	18,686
Other expense	253,714
Occupancy and equipment	184,123
TOTAL OPERATING EXPENSES	2,781,092
NET LOSS	$ (1,005,744)

See notes to financial statements.

EXHIBIT C

J. GIORDANO SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

BEGINNING CAPITAL	$ 1,401,407
Member contributions	643,685
Member cash distributions	(77,188)
Member property distributions	(552,262)
Net loss	(1,005,744)
ENDING CAPITAL	$ 409,898

See notes to financial statements.

EXHIBIT D

J. GIORDANO SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (1,005,744)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	69,097
Changes in assets and liabilities	
(Increase) Decrease in assets:	
Receivable from clearing broker	453,597
Securities owned, at market value	541,048
Due from affiliate	49,681
Other receivables	(22,412)
Other assets	409,371
Decrease in liabilities:	
Accrued expenses and other liabilities	(949,477)
Securities sold not yet purchased	(114,850)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(569,689)
CASH FLOWS USED ININVESTING ACTIVITIES	
Purchases of property and equipment	(12,076)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(12,076)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions by member	643,685
Distributions to member	(77,188)
Payments of mortgage loan	(41,315)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	525,182
NET DECREASE IN CASH	(56,583)
CASH AT BEGINNING OF PERIOD	120,211
CASH AT END OF PERIOD	$ 63,628
SUPPLEMENTAL DISCLOSURES:	
Interest paid	$ 18,686
NON CASH ACTIVITIES	
Distributions of property to member	$ 552,262

See notes to financial statements.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

J. Giordano Securities, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware. It is a single-member LLC owned by J. Giordano Holdings, LLC.

The clearing and depository operations for the Company's customer and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 3 to 7 years.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the member. Therefore, the Company does not record a provision for income taxes as the member reports the Company's income or loss on its income tax returns. In accordance with FIN 48 the Company does not have any unrecognized tax benefits nor is it subject to any interest or penalties as these would be the responsibility of the member.

Securities Transactions/Revenue Recognition

The Company records securities transactions and related revenues and expenses on a trade date basis.

Commissions and investment banking fees are recorded as revenue at the date of closing of the deals.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions/Revenue Recognition (continued)

The fair value of the securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Marketing Costs

The Company expenses marketing costs as incurred. Total marketing costs were $43,893 in 2008.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 2 – SECURITIES OWNED

Marketable securities owned, consist of trading and investment securities at market values in the form of corporate stock which had a value of $1,000 at December 31, 2008.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2008:

Furniture and fixtures	$142,071
Computers and other equipment	445,421
	587,492
Accumulated depreciation	(531,212)
Property and equipment, net	$ 56,280

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 3 – PROPERTY AND EQUIPMENT, NET (continued)

During 2008, the office condominium and related improvements as well as various works of art were distributed to the member of the Company at book value as of the date of the distribution. See Note 6.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is committed on a non-cancelable operating lease for office space through September 2013. The minimum annual lease payments are:

Year Ended	
2009	$135,000
2010	135,000
2011	135,000
2012	135,000
2013	101,250
	$641,250

Rent expense charged to operations for the year ended December 31, 2008 was $162,028.

Also, the Company is involved in one legal proceeding. The Company has brought suit against an entity for breach of contract. The entity has made a counter suit of unjust enrichment. The lawyer for the Company has stated that it is too early to know the outcome of the case. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the financial statements.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $213,144, which exceeded the minimum requirement of $100,000 by $113,144.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is managed by and pays a fee to a related party. In May 2008, a life insurance policy owned by the Company with a cash value of $12,363, was distributed to the member. On May 8, 2008 various works of art with a cost of $47,167 were transferred to the member. On July 1, 2008, the office condominium and related mortgage were transferred to the member of the Company. The book value of the property was $1,117,949. The related mortgage had a balance of $625,218 at the time of transfer.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 7 – 401(k) RETIREMENT PLAN

Under a 401(k) retirement plan adopted effective September 28, 2004, eligible employees may elect to defer up to one hundred percent of their salary, subject to Internal Revenue Code limits. The Company may make a matching discretionary amount equal to a percentage of the participant's deferrals which vest over a six-year period. The Company has made no contribution for 2008.

NOTE 8 – OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing broker is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. A significant portion of the Company's assets are held by the clearing broker.

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of repurchasing these securities may well exceed the liability reflected in the financial statements. These risks are mitigated to the extent that the Company owns warrants, rights, options or convertible securities that are convertible or exchangeable into the securities that have been sold short.

NOTE 9 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SUPPLEMENTARY INFORMATION

J. GIORDANO SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 409,898
Deductions and/or charges for non-allowable assets:	
Furniture, equipment and leasehold improvements	56,280
Other assets	140,474
	196,754
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	213,144
Net capital	213,144
Minimum net capital required	100,000
Excess net capital	$ 113,144

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There was a material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2008.

Net Capital per unaudited Form X-17A-5	$ 201,323
Net adjustment related to occupancy	11,821
Net Capital per audited financial statements	$ 213,144

J. GIORDANO SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 72,526
Total aggregate indebtedness	$ 72,526
Ratio: Aggregate indebtedness to net capital	0.35 to 1

J. GIORDANO SECURITIES, LLC

ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2008

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
J. Giordano Securities, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of J. Giordano Securities, LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies or material weaknesses. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 23, 2009